
05006058




SEC MAIL
RECEIVED
PROCESSING
FEB 2 2 2005
WASH, D.C.
213
SECTION

MARSHALL ROBINSON ROE

10 Greycoat Place, London SW1P 1SB. Telephone: 020 7960 6007. Fax: 020 31 1 401

Email: mail@marshallrobinsonroe.com

Website: www.marshallrobinsonroe.com

PROCESSED

MAR 03 2005


THOMSON
FINANCIAL

Re: ReGen Therapeutics plc Ref: 82-34822

SUPPL

With Compliments

REGEN THERAPEUTICS ANNOUNCES GRANT OF U.S. PATENT ON USE OF COLOSTRININ™ TO PROMOTE NEURONAL CELL DIFFERENTIATION

London – 14th February 2005

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company whose product Colostrinin™ has shown efficacy as a potential treatment for Alzheimer's disease, announces that a patent on the use of Colostrinin™ as a promoter of neuronal cell differentiation has been granted by the United States Patent and Trademark Office. The patent is owned by the Board of Regents of the University of Texas System and is based upon long term research at the University of Texas Medical Branch (UTMB) at Galveston, which has been sponsored by ReGen. UTMB has licensed the patented technology to ReGen under the world wide exclusive license agreement that exists between the two parties.

The new patent covers the use of Colostrinin™, its constituent peptides and analogues to promote neuronal cell differentiation. The selective loss of nerve cells in the hippocampus, a region of the brain associated with memory, is a key feature in the pathogenesis of severe neurodegenerative diseases, including Alzheimer's disease. Consequently, any treatment that can stimulate the production and maturation of nerve cells may be useful in preventing or slowing these disease processes. Potential utility of this patent is expected to be welcomed by people with Alzheimer's disease, because "the invention provides a method to promote differentiation and subsequent conversion of potentially damaged cells to functional neuronal cells", said Dr. Kruzel, Scientific Consultant and Adjunct Professor at UT Medical School at Houston.*

In 2004 ReGen made four major scientific announcements regarding the molecular basis of how Colostrinin™ might work, including the demonstration of its *in vivo* neuroprotective effects. The grant of this patent adds further strength to the intellectual property portfolio owned by or licensed to ReGen. ReGen presently holds rights to four other patents issued since 2000 relating to the use of Colostrinin™ to treat Alzheimer's disease, other similar disease conditions and as a dietary supplement in combination with other substances. The Company has filed a number of other patent applications in relation to Colostrinin™ its constituent peptides and analogues and these are currently being evaluated by the relevant patent authorities.

Commenting on the latest patent grant, Chairman Percy Lomax said "This is an extremely pleasing start to 2005. We are delighted to collaborate with such an excellent team of scientists at UTMB and thank them for the contribution they have made and are continuing to make to the activities of ReGen."

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

*Professor Marian Kruzel is a faculty member of the Department of Integrative Biology and Pharmacology, the University of Texas, Medical School at Houston. He is an internationally recognized immunologist with an established interest and expertise in inflammation and age-related pathophysiology. He is the recipient of numerous grants and a participant in NIH funded projects. Also he serves as a reviewer on several scientific journals, including Clinical and Experimental Immunology, Cellular and Molecular Biology Letters, and Journal of Experimental Therapeutics and Oncology. He is a former chairman of the board of the Cancer Coalition of America.

Through a consultancy agreement with the Company Prof. Kruzel is responsible to the Board for scientific research and development and management of the scientific aspects of future clinical development on behalf of the Company

REGEN THERAPEUTICS PLC

Chairman's Statement and preliminary results to 31 December 2004

PRELIMINARY STATEMENT to end December 2004

In 2004 ReGen progressed on the financial, scientific and commercial fronts.

FINANCIALS

For the first time ReGen reported sales. These were generated through our acquisition of Guildford Clinical Pharmacology Unit Limited (GCPUL), a Contract Research Organisation and amounted to £99,000 for the period from 25th October, the effective date of the acquisition, to 31st December 2004.

As we have previously indicated we increased our development spend in 2004 and this rose by 40% to £457,000. We continued to keep a tight rein on administrative costs, which increased by 16%, despite the addition of just over two months administration costs for GCPUL. The result was, therefore, an operating loss 18% higher at £1.544 million.

At the year end cash amounted to £771,000 and debtors amounted to £1,164,000 of which £811,000 were funds due from the December 2004 placing which subsequently has been received by the Company. The doubling of Creditors primarily reflects the acquisition of GCPUL.

SCIENTIFIC AND COMMERCIAL DEVELOPMENT

During the year our scientific collaborators, primarily the University of Texas Medical Branch, Galveston, Texas, USA, Roswell Park Cancer Institute, Buffalo, New York, USA and the Open University, Milton Keynes, UK have made significant scientific progress. Four major scientific announcements were made during 2004.

At the 14th Alzheimer Europe Conference in May 2004 scientists presented two papers: in one they showed that Colostrinin™ can prevent the aggregation of beta amyloid and reduce its toxic effect on neuroblastoma cells and in the other they showed that Colostrinin™ can block the proliferation and promote the differentiation of primary cells into neuronal cells.

In July 2004 at the 9th International Conference on Alzheimer's Disease and Related Disorders scientists reported that the neuroprotective effects of Colostrinin™ can be due, in part, to a decrease in beta amyloid-induced apoptosis.

Also in the same month, at the Federation of European Neurological Societies meeting it was reported that Colostrinin™ was able to enhance memory when compared with control saline injections in young chicks.

Finally, in October 2004 at The Society for Neuroscience meeting, the same scientists, again in the chick model, showed that pre-treatment with Colostrinin™ can limit the memory impairment induced by beta amyloid, a toxic protein involved in the pathology of Alzheimer's disease. Bovine sourced Colostrinin™ made by ReGen's new production process was shown to have the same activity profile as the ovine sourced material as used in clinical studies.

During our discussions in 2004 with potential pharmaceutical and nutraceutical licensing partners, it became apparent to us that a product such as Colostrinin™ is more commercially attractive as a nutraceutical. We therefore have focused on producing Colostrinin™ as a nutraceutical product and we have ongoing discussions with a number of potential partners.

Our scientific evidence, taken together with the publication of the findings of our clinical trial RG-010 in the peer reviewed Journal of Alzheimer's Disease, gives us confidence in the activity of Colostrinin™ in Alzheimer's disease. Thus we are in the process of characterizing the compounds constituent peptides, so that we hope to have a classical small molecular weight pharmaceutical product with a biological activity similar or exceeding original Colostrinin™. In fact, one of the constituent peptides, known as Colostral-Val nonapeptide, has been already identified, synthesized and proved to facilitate learning and memory in a rat model.

Investors will also be aware that the IPO market in our sector was very depressed between 2001 and 2003; despite a recovery in 2004 there is still a large backlog of potential IPO's. There are, therefore, greater opportunities for us to acquire smaller, revenue generating companies, which may not have been the case four to five years ago. To this end in October 2004 the Company acquired Guildford Clinical Pharmacology Unit Limited, a Contract Research Organisation based in Surrey, England.

GCPUL provides a high quality service in performing clinical trials for the pharmaceutical and biotech industry, using its associations with the Royal Surrey County Hospital and the University of Surrey. Over the past ten years GCPUL has established a reputation for delivering quality research to its clients and has successfully completed studies embracing a wide spectrum of therapeutic areas, encompassing First-Dose-to-Man through to Phase II studies.

ReGen has ambitions to build GCPUL into a profit centre within the group and is looking to make further acquisitions in this area.

Looking to the future development of the Company, we have established an American Depositary Receipt programme in the US. This is commercially relevant as we carry out research, development and manufacturing in the US and 62% of Central Nervous System pharmaceutical sales are in the US, which is also the most developed nutraceutical market in the world. On the financial side, the US is by far the largest capital market, particularly for biotech, and in consequence we believe that shareholder value will be enhanced by ReGen having access to the US equity markets.

2005

I said in 2004 that we would be a very different company by the year-end. This has proven to be true as we broaden our base to include nutraceuticals and contract research. The key objective of our Group, however, remains the development of a pharmaceutical for the treatment of Alzheimer's disease and I look forward to being able to report further progress on this next year. The Company as a whole is much more broadly based than it was a year ago and we intend to continue diversifying to provide shareholders with a more broadly based investment.

Percy W Lomax
Executive Chairman

9th February 2005

REGEN THERAPEUTICS PLC

Consolidated profit and loss account for the year ended 31 December 2004

	2004 £ (Unaudited)	2003 £ (Audited)
Turnover	**98,794**	-
Acquisitions		
Cost of sales	44,665	-
Acquisitions		
Gross Profit	**54,129**	-
Administrative costs		
Development costs	**456,566**	325,636
Other - Continuing	**994,783**	905,619
- Acquisitions	**68,663**	-
Goodwill amortisation	**77,748**	74,490
	(1,597,760)	(1,305,745)
Operating loss	**(1,543,631)**	(1,305,745)
Interest receivable	**46,126**	10,391
Amounts written off current asset investments	-	(688,106)
Interest payable	**(4,723)**	(8,098)
Loss on ordinary activities before taxation	**(1,502,228)**	(1,991,558)
Taxation on loss from ordinary activities	**114,202**	30,000
Loss on ordinary activities after taxation	**(1,388,026)**	(1,961,558)
Basic and diluted loss per share	**(0.49)p**	(0.98)p

REGEN THERAPEUTICS PLC

Consolidated balance sheet at 31 December 2004

	2004	2004	2003	2003
	£ (Unaudited)	£ (Unaudited)	£ (Audited)	£ (Audited)
Fixed assets				
Intangible assets		**2,190,130**		1,825,445
Tangible assets		**18,498**		4,357
		2,208,628		1,829,802
Current assets				
Stocks	**500**		-	
Debtors	**1,163,549**		484,002	
Cash at bank and in hand	**771,185**		996,215	
	1,935,234		1,480,217	
Creditors: amounts falling due within one year	**600,892**		281,769	
Net current assets		**1,334,342**		1,198,448
Total assets less current liabilities		**3,542,970**		3,028,250
Capital and reserves				
Called up share capital		**5,639,868**		5,559,733
Share premium		**9,173,181**		7,592,878
Other reserves		**242,308**		-
Profit and loss account		**(11,512,563)**		(10,124,537)
Equity shareholders' funds		**3,542,794**		3,028,074
Non-equity minority interests		**176**		176
		3,542,970		3,028,250

REGEN THERAPEUTICS PLC

Consolidated cash flow statement for the year ended 31 December 2004

	2004 £ (Unaudited)	2004 £ (Unaudited)	2003 £ (Audited)	2003 £ (Audited)
Net cash outflow from operating activities		**(1,789,071)**		(1,609,927)
Returns on investments and servicing of finance				
Interest received	**46,126**		10,391	
Interest paid	**(4,723)**		(8,098)	
		41,403		2,293
Taxation		**-**		83,533
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets	**(4,346)**		(92)	
Payments to acquire intangible fixed assets	**(66,234)**		(49,719)	
		(70,580)		(49,811)
Acquisitions and disposals				
Purchase of a business:				
Acquisition expenses	**(44,880)**		-	
Cash acquired	**(115,234)**		-	
		(160,114)		-
Net cash outflow before management of liquid resources and financing		**(1,978,362)**		(1,573,912)
Management of liquid resources				
Decrease/(increase) in short term deposits	**206,058**		(941,221)	
Sales of short-term investments	**-**		597,500	
		206,058		(343,721)
Financing				
Proceeds of shares issued for cash	**1,748,000**		2,095,350	
Expenses paid on share issue	**(95,254)**		(60,287)	
		1,652,746		2,035,063
Increase/(decrease) in cash		**(119,558)**		117,430

1 Accounts

The financial information contained in this announcement does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2003 has been extracted from the statutory financial statements for that year, which have been filed with the Registrar of Companies. The audit report on those financial statements was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. It did contain however an explanatory paragraph dealing with a fundamental uncertainty relating to going concern. The financial information for the year ended 31 December 2004 has been extracted from the draft statutory financial statements for that year upon which the auditors have yet to report. The auditors have indicated that their final audit report will contain an explanatory paragraph dealing with the fundamental uncertainty referred to in the next paragraph.

2 Going concern

The directors have reviewed and amended the Company's plans for utilising its existing resources and believe that the funds available together with any potential licensing deal will be sufficient for the group's purposes for the next 12 months.

On this basis the Directors consider it appropriate to prepare the financial statements on the going concern basis.

If a licensing deal, further fundraising or ongoing drug development programme are not successful then adjustments may be necessary to write down assets to their recoverable amounts, reclassify fixed assets and long term liabilities as current and provide for additional liabilities.

3 Accounting policies

The accounting policies used to prepare the financial information contained in this statement are consistent with those set out in the statutory financial statements for the year ended 31 December 2003. All accounting policies are in accordance with applicable accounting standards.

4 Intangible fixed assets

Costs amounting to £66,234 relating to patent rights have been capitalised in the year in accordance with the Group's stated accounting policy.

5 Share Capital

On 12 February 2004 the company issued 18,181,818 ordinary shares of 0.1p each at a premium of 2.65p per share.

On 25 October 2004, the company issued 7,692,308 ordinary shares of 0.1p each at a premium of 3.15p per share in exchange for 1000 £1 ordinary shares the entire share capital of Guildford Clinical Pharmacology Unit Limited. In accordance with Section 131 of the Companies Act 1985 this premium has not been recorded as share premium. However, it has been included in other reserves.

On 21 December 2004, the company issued 54,260,870 ordinary shares of 0.1p each at a premium of 2.2p per share.

The issued shares rank pari passu with existing shares.

6 Loss per share

The basic loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial year. The weighted average number of equity shares in issue are 280,747,760 and the loss is £1,388,026 (2003 - 200,799,291 shares and the loss £1,961,558).

The effect of all potential ordinary shares is anti-dilutive.

7 Reconciliation of movements in equity shareholders' funds

	2004 £ (Unaudited)	2003 £ (Audited)
Loss for the financial year	**(1,388,026)**	(1,961,558)
New share issue	**80,135**	903,663
Premium on new share issue net of issue costs	**1,822,611**	1,881,400
Increase/(decrease) to equity shareholders' funds	**514,720**	(823,505)
Opening equity shareholders' funds	**3,028,074**	2,204,569
Closing equity shareholders' funds	**3,542,794**	3,028,074

8 Reconciliation of operating loss to net cash outflow from operating activities

	2004 £ (Unaudited)	2003 £ (Audited)
Operating loss	**(1,543,631)**	(1,305,745)
Amortisation	**92,460**	86,060
Depreciation	**4,947**	19,822
(Increase) in stocks	**(500)**	-
(Increase) in debtors	**(550,882)**	(392,323)
Increase/(decrease) in creditors	**228,537**	(17,741)
Net cash outflow from operating activities	**(1,789,071)**	(1,609,927)

9 Reconciliation of net cash flow to movement in net funds

	2004 £ (Unaudited)	2003 £ (Audited)
(Decrease)/increase in cash in the year	**(119,558)**	117,430
(Decrease)/increase in liquid resources	**(206,058)**	405,615
Movement in net funds in the year	**(325,616)**	523,045
Net funds at start of year	**996,215**	473,170
Net funds at end of year	**670,599**	996,215

The annual report and financial statements for the year ended 31 December 2004 will be sent to all shareholders in due course and copies will be available from the company's business address at Suite 406, Langham House, 29-30 Margaret Street, London, W1W 8SA.

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel: 020 7960 6007

ReGen Therapeutics Plc

DISCLOSURE OF NOTIFIABLE INTEREST – DISPOSAL OF SHARES

7 February 2005

ReGen Therapeutics Plc (the "Company") announces that on 7 February 2005 it received notification from New Opportunities Investment Trust Plc that, following a disposal by it of 1,000,000 ordinary shares of the Company, it now retains a holding of 10,712,121 ordinary shares representing 3.13% of the issued share capital of the Company.

For further information, please contact:

Andrew Marshall Tel. 020 7960 6007
Marshall Robinson Roe

ReGen Therapeutics Plc

SUBSTANTIAL SHAREHOLDING

1 February, 2005

ReGen Therapeutics Plc (the "Company") announces that on 31 January 2005 it received notification from Mr P. Garrod that he is beneficially interested in 36,000,000 ordinary shares of the Company representing 10.5% of the current issued share capital of the Company.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7960 6007